UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Front Yard Residential Corporation

(Name of Issuer)

Common stock

(Title of Class of Securities)

02153W100

(CUSIP Number)

Kevin J. Wilcox,
Chief Administration and Risk Officer,
Altisource Portfolio Solutions S.A.,
40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg
352-2469-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02153W100

1		NAMES OF REPORTING PERSONS Altisource Portfolio Solutions S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,144,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,144,402
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,402
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS William B. Shepro
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO/PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 194,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 194,860
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,860
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission on April 11, 2016 (the “Schedule 13D”), by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes of this Schedule 13D) (“ASPS”), and William B. Shepro, an individual resident of the Grand Duchy of Luxembourg (each, a “Reporting Person”, and together, the “Reporting Persons”) as amended by Amendment No. 1 filed on May 11, 2016. The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation (formerly, Altisource Residential Corporation), a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 2 shall have the meaning ascribed to such term in the Schedule 13D.

ITEM 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On August 8, 2018, Altisource S.à r.l., a wholly-owned subsidiary of ASPS, entered into an omnibus amendment to master services agreement, waiver agreement, services letter and fee letter (the “Omnibus Amendment”) with Issuer, amending that certain Master Services Agreement dated as of December 21, 2012, as amended by that certain Amendment and Waiver Agreement dated September 30, 2016 and related Services Letter dated as of December 21, 2012 and certain Fee Letter dated December 21, 2012.
Pursuant to the Omnibus Amendment, ASPS will be subject to a lock-up period with respect to the sale or transfer of the shares of common stock of Issuer owned by ASPS (the “Shares”). During the period between the effective date of the Omnibus Amendment and December 31, 2018, ASPS will be restricted from selling any of the Shares. Following the expiration of that period, in each of the four subsequent quarters, ASPS will be permitted to transfer no more than twenty-five percent (25%) of the Shares (which would be equal to 1,036,101 shares based on current holdings), provided that any Shares not sold in the applicable quarter will increase the amount that may be sold in the subsequent quarters by fifty percent (50%) of the unsold permitted amount. Thereafter, all transfer restrictions will expire and any remaining Shares will be freely transferrable. Notwithstanding these restrictions, ASPS retains the right to sell or transfer the Shares at any time: (i) where ASPS has a good faith belief that its or its affiliates’ liquidity should be increased and the sale is necessary to achieve such an increase; (ii) where the proceeds of sales will be used to finance a strategic acquisition transaction; (iii) for privately negotiated block transactions with unrelated third parties or a similar transaction; or (iv) where Issuer is the subject of a tender offer that is reasonably likely to result in a change of control or where Issuer undergoes a change of control.

ITEM 5.	Interest in Securities of Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. All securities beneficially owned by ASPS are currently held of record by its wholly owned subsidiary Altisource S.à r.l.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The summary of the Omnibus Amendment in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the Omnibus Amendment, a copy of which is included as Exhibit 1 and is incorporated by reference in its entirety into this Item 6.

ITEM 7.	Materials to be filed as Exhibits.

Exhibit 1
Omnibus Amendment to Master Services Agreement, Waiver Agreement, Services Letter and Fee Letter, dated August 8, 2018 among Altisource S.à r.l. and Front Yard Residential Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Altisource Portfolio Solutions S.A. filed on August 9, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2018	Altisource Portfolio Solutions S.A.

	By:	/s/ Kevin J. Wilcox
	Name:	Kevin J. Wilcox
	Title:	Chief Administration and Risk Officer

August 24, 2018
/s/ William B. Shepro
William B. Shepro